UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001-39968

TELUS International (Cda) Inc.

(Registrant’s name)

Floor 7, 510 West Georgia Street

Vancouver, BC V6B 0M3

Tel.: (604) 695-3455

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INCORPORATION BY REFERENCE

TELUS International (Cda) Inc. (the “Company”) announces that its annual general meeting will be held virtually on Friday, May 12th, 2023. Materials related to the annual general meeting are attached as exhibits to this Report of Foreign Private Issuer on Form 6-K. Shareholders can also review the TELUS International Code of Ethics & Conduct on the Governance page of the Company’s website. The information found on the Company’s website is not incorporated by reference into this report and is included for reference purposes only.

Exhibit 99.1 to this report on Form 6-K shall be deemed to be incorporated by reference in the Company’s registration statements on Form F-3 (File No. 333-264066) and Form S-8 (File No. 333-252685) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS International (Cda) Inc.

Date: April 10, 2023	By:	/s/ Michel Belec
	Name:	Michel Belec
	Title:	Chief Legal Officer and Corporate Secretary

EXHIBIT

Exhibit	Description of Exhibit

99.1	Information Circular dated March 13, 2023 for the Annual General Meeting to be held virtually on May 12, 2023 at 4:00 (ET)
99.2	Notice of meeting dated March 13, 2023 for the Annual General Meeting to be held virtually on May 12, 2023 at 4:00 (ET)
99.3	Notice and access notification to shareholders for the Annual General Meeting to be held virtually on May 12, 2023 at 4:00 (ET)
99.4	Form of Proxy for Subordinate Voting Shares - Annual General Meeting to be held on May 12, 2023
99.5	Form of Proxy for Multiple Voting Shares - Annual General Meeting to be held on May 12, 2023
99.6	Virtual AGM User Guide for the Annual General Meeting to be held on May 12, 2023